MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

July 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Municipal High Income Opportunities Fund, Inc.
File Nos. 333-256506 and 811-23699

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) in a letter dated June 25, 2021, regarding an initial Registration Statement on Form N-2 (the “Registration Statement”) on behalf of Pioneer Municipal High Income Opportunities Fund, Inc. (the “Fund”), as filed with the Commission on May 26, 2021. Following are the Staff’s comments and the Fund’s responses thereto. The Fund’s responses will be reflected, as applicable, in Pre-Effective Amendment No. 1 to the Registration Statement to be filed by the Fund separately. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Preliminary Prospectus

Principal Investment Strategies

1.	Comment:	The first sentence states that “the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt securities and other obligations...” Please disclose and describe what is meant by “other obligations” in this context. (page 2)

	Response:	The Fund has revised the relevant disclosure as follows in response to the Staff’s comment:

Normally, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities issued by or on behalf of states, counties, municipalities, territories and possessions of the United States and the District of Columbia and their authorities, political subdivisions, agencies and instrumentalities, the interest on which is exempt from regular federal income tax (“municipal securities”).

2.	Comment:	Please include in this section that the Fund can invest in below investment grade debt securities, loans, or preferred stock that could include credit obligations and related instruments of issuers that are insolvent or of issuers that either are in default or are likely to default. (page 9)

	Response:	The Fund has added the following disclosure to page 9 of the Prospectus in response to the Staff’s comment:

The Fund may invest in debt securities, loans or preferred stock rated below investment grade or, if unrated, of equivalent credit quality as determined by the Adviser. Such investments may include credit obligations and related instruments of issuers that are insolvent or of issuers that either are in default or are likely to default.

3.	Comment:	The first sentence says, “The Adviser focuses on municipal securities funding projects that it believes support positive social and environmental outcomes.” Principal risk disclosure on page 20 states that “The Adviser also considers certain environmental, social, and governance (“ESG”) factors in making investment decisions, including the opportunity for positive social and environmental outcomes.” This disclosure also discussed excluding certain issuers from investment based on ESG factors. We have the following comments relating to the Adviser’s ESG research process. (page 10)

a.   ESG refers to a broad range of potential investments and issues. Please disclose, in addition to the discussion of social and environmental outcomes, how the Fund incorporates ESG as part of its own investment process and whether it intends to focus on any particular additional factor or factors. Please disclose how the Adviser weights different ESG factors and if the Adviser employs ESG exclusions that would screen out securities as ineligible for investment (if exclusions are not used, please delete the exclusion language in the risk factor discussed above);

b.  Since ESG analysis is not applied to every potential investment, please disclose the types of investments to which the Adviser applies ESG analysis; and

c.   If ESG analysis will be applied to securities issued by the U.S. government and its related agencies, please explain how the Fund’s ESG definition and methodology applies to these types of investments. If applicable, please also explain the Adviser’s ESG evaluation of non-U.S. investments (foreign government and corporate issuers).

	Response:	Please see the revised disclosure below. The Fund’s strategy no longer entails consideration of ESG factors in addition to conventional investment considerations. No exclusionary screens will be applied. Instead, the prospectus has been revised to provide additional disclosure regarding the types of municipal securities in which the Fund may invest, including municipal securities that involve traditional and social infrastructure. Accordingly, the principal risk factor regarding the consideration of ESG factors has been removed.

The Adviser anticipates investment opportunities in municipal securities funding projects that involve traditional infrastructure (e.g., bridges, highways, mass transit, and water and sewer), as well as projects that involve social infrastructure. Social infrastructure is broadly defined by the Adviser as the development, construction, improvement or maintenance of facilities that support social services or are intended to improve the quality of life of a community. Types of social infrastructure include education (such as charter schools, other educational facilities and programs, and expansion of internet access), health care (such as hospitals and other medical or dental services), retirement living (such as continuing care retirement facilities and other communities for older adults), and affordable housing, as well as projects with environmental purposes (such as waste disposal and the reduction of pollution or resource use).

The extent to which the Fund invests in specific market segments and project types will depend on the availability of such securities and their income, return and risk characteristics relative to those of other holdings, as well as other portfolio management considerations including diversification and overall credit and interest rate risk.

4.	Comment:	The fifth paragraph on this page says that the Fund may invest in “subordinated securities.” Please disclose that subordinated securities rank below other loans or securities. (page 11)

	Response:	The Fund has added the following disclosure to page 11 of the Prospectus in response to the Staff’s comment:

A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after the holders of more senior securities of the issuer.

5.	Comment:	The seventh paragraph of this section indicates that the Fund may use derivative instruments for a variety of purposes. Please disclose that the Fund will value such derivatives at mark-to-market value rather than notional value. (page 11)

	Response:	The Fund has added the following disclosure to page 11 of the Prospectus in response to the Staff’s comment:

Derivative instruments are valued based on their mark-to-market value in accordance with the Fund’s valuation procedures adopted by the Board.

Market Price of Common Shares

6.	Comment:	The first sentence says, “Common Shares of closed-end investment companies frequently trade at prices lower than their net asset value. This characteristic is separate and distinct from the risk that net asset value could decrease as a result of the Fund’s investment activities and may be a greater risk to investors expecting to sell their shares in a relatively short period of time following the completion of this offering.” Please disclose what the Fund considers to be “a short period of time.” (page 14)

	Response:	The Fund has revised the relevant disclosure as follows in response to the Staff’s comment:

This characteristic is separate and distinct from the risk that net asset value could decrease as a result of the Fund’s investment activities and may be a greater risk to investors expecting to sell their shares in a relatively short period of time (e.g., within 30 days) following the completion of this offering.

Risk Considerations

7.	Comment:	In the section titled, “High yield or “junk” bond risk,” disclosure says, “risks are more pronounced for securities that are already in default.” Please describe applicable risks of investing in securities that are in default. (page 19)

	Response:	The Fund has added the following disclosure to page 19 of the Prospectus in response to the Staff’s comment:

The Fund may not receive interest payments on defaulted securities and may incur costs to protect its investment. In addition, defaulted securities involve the substantial risk that principal will not be repaid.

8.	Comment:	In the section titled, “Interest rate risk,” there is a discussion of duration and maturity. Please disclose the Fund’s estimated duration strategy in the “Principal investment strategies” section. (page 19)

	Response:	The Fund submits that duration management is not a key part of the Fund’s investment strategy. Therefore, the Fund respectfully declines to include disclosure regarding duration strategy in the “Principal investment strategies” section.

9.	Comment:	In the section titled, “Municipal securities risk,” please explain or delete the “7” in the following sentence: “Municipal issuers may be adversely affected by rising health care costs, increasing unfunded pension liabilities, and by the phasing out of federal programs 7 providing financial support.” (page 19)

	Response:	The Fund submits that the inclusion of “7” was in error. Accordingly, “7” has been removed from the relevant sentence.

10.	Comment:	In the section titled, “Mortgage-related and asset-backed securities risk,” disclosure says, “Mortgage related and asset-backed securities risks” include sub-prime mortgages as a principal risk of investing in the Fund. Please summarize the Fund’s strategy with respect to investing in sub-prime mortgages in the “Principal investment strategies” section. (page 21)

	Response:	The Fund submits that investing in sub-prime mortgages is not a principal investment strategy of the Fund. Therefore, the Fund respectfully declines to include disclosure on investing in sub-prime mortgages in the “Principal investment strategies” section.

11.	Comment:	In the section titled, “Risks of investing in collateralized debt obligations”:

a.   Please include additional disclosure discussing risks related to investments in CDOs. Please highlight the special risks associated with investing in such instruments; e.g., that such investments are highly leveraged, that they may be riskier and less transparent than direct investments in underlying loans, that they may be illiquid, that the Fund will have limited control over the investment vehicles, etc.

b.  If the Fund’s investments include “covenant-lite” CDOs, please include applicable disclosure describing “covenant-lite” investments and the heightened risks of investing in these types of investments. (page 21)

	Response:	The Fund has revised the disclosure under “Risks of investing in collateralized debt obligations” as follows in response to the Staff’s comment:

Investment in a collateralized debt obligation (CDO) is subject to the credit, subordination, interest rate, valuation, prepayment, extension and other risks of the obligations underlying the CDO and the tranche of the CDO in which the Fund invests. CDOs are subject to liquidity risk. CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (iv) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (v) the lack of a readily available secondary market for CDOs; (vi) the risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (vii) the CDO’s manager may perform poorly. In addition, investments in CDOs may be characterized by the Fund as illiquid securities. CDOs may be highly leveraged (which could make them highly volatile). Synthetic CDOs are also subject to the risks of investing in derivatives, such as credit default swaps, and leverage risk.

The Fund does not currently expect to, but may in the future, investment in covenant-lite CDOs. Accordingly, the Fund has included the following disclosure in response to the Staff’s comment:

The Fund may invest in or be exposed to CDOs that are sometimes referred to as “covenant-lite” obligations, which generally are debt obligations that lack financial maintenance covenants or possess fewer or contingent financial maintenance covenants and other financial protections for lenders and investors. These “covenant-lite” obligations typically are particularly subject to the risks associated with investments in loans as described in this Prospectus.

12.	Comment:	We note the Fund includes “Portfolio turnover risk” in the principal risk section. Please include applicable disclosure in the “Principal investment strategy” section indicating that the Fund intends to engage in active and frequent trading of portfolio securities. (page 23)

	Response:	The Fund submits that “Portfolio turnover risk” is not a principal risk for the Fund. Accordingly, the risk factor has been removed.

Summary of Fund Expenses

13.	Comment:	If the Fund may borrow in its first year of operations, please estimate the amount of interest expense and add a line item “Interest Payments on Borrowed Funds” to the Annual Fund Operating Expenses table. See General Instruction 8 for Item 3 of Form N-2. (page 25)

	Response:	The Fund has revised the Annual Fund Operating Expenses table to include the line item “Interest Payments on Borrowed Funds” in response to the Staff’s comment.

Use of Proceeds

14.	Comment:	The last sentence in this section states, “The Adviser will pay the Adviser the full amount of its management fee during the initial investment period.” Please explain how the Adviser will pay itself or amend this disclosure. (page 27)

	Response:	The Fund submits that the sentence should read as follows and has revised the disclosure on page 27 accordingly:

The Fund will pay the Adviser the full amount of its management fee during the initial investment period.

Statement of Additional Information

15.	Comment:	Please provide updated information relating to the section titled “Investment in Puerto Rico municipal securities.” If Puerto Rico municipal securities are a principal investment, please include in the “Principal investment strategies” section in the prospectus. (page 4)

	Response:	The Fund submits that investment in Puerto Rico municipal securities is not a principal investment strategy of the Fund.

The Fund has updated the section titled “Investment in Puerto Rico municipal securities” as follows in response to the Staff’s comment and has moved such section to appear after “Other investments and investment techniques”:

The fund may invest in municipal securities issued in Puerto Rico, subject to market, economic and political conditions. Municipal securities of issuers located in the Commonwealth of Puerto Rico may be affected by political, social and economic conditions in Puerto Rico. Puerto Rico’s economy has been in a recession since late 2006, which contributed to a steep and continuing increase in unemployment rates, funding shortfalls of state employees’ retirement systems, a budget deficit resulting from a structural imbalance, and reduced government revenues. In May 2017, Puerto Rico made a filing in the U.S. District Court in Puerto Rico to commence a debt restructuring process similar to that of a traditional municipal bankruptcy. Puerto Rico had previously defaulted on certain agency debt payments and the Governor had warned of its inability to meet additional pending obligations, including under general obligation bonds. The debt restructuring process commenced by Puerto Rico under a federal law for insolvent U.S. territories, called PROMESA. Puerto Rico’s case is the first ever heard under PROMESA, for which there is no existing body of court precedent. Accordingly, Puerto Rico’s debt restructuring process is still ongoing and could take significantly longer than recent municipal bankruptcy proceedings adjudicated pursuant to Chapter 9 of the U.S. Bankruptcy Code. Although various restructuring proposals were proposed in 2019 and 2020, it remains unclear at this time how the proceedings under PROMESA and outstanding debt ultimately will be resolved. These restructuring proceedings create uncertainty as to the treatment of claims of varying degrees of seniority in the levels and priorities of payment from the affected entities. A debt restructuring could reduce the principal amount due, the interest rate, the maturity and other terms of Puerto Rico municipal securities. These changes, as well as the delay imposed by the debt restructuring process itself, could adversely affect the value of Puerto Rico municipal securities. The proceedings could also have a negative impact on the value of Puerto Rico municipal securities that are not subject to the debt restructuring process. In addition, Puerto Rico municipal securities remain subject to all of the other risks applicable to fixed income securities, including the risk of non-payment. To the extent that the fund holds any Puerto Rico municipal securities, the fund may lose some or all of the value of those investments. These challenges and uncertainties have been exacerbated by Hurricane Maria and Hurricane Irma, both of which directly hit Puerto Rico in September 2017, causing significant damage to the island’s infrastructure (including water, power and telecommunications) and to governmental, personal and business property. Moody’s Analytics has estimated that the island suffered tens of billions of dollars in hurricane-related damages. It is still unknown what impact this disaster will have on the ongoing efforts to restructure Puerto Rico’s debt.

Lending of Portfolio Securities

16.	Comment:	The last sentence of this section states that the Fund did not engage in securities lending activity during its most recent fiscal year. Please remove this sentence as the Fund is new and has not yet launched. In addition, if Fund intends that securities lending will be a principal investment, please disclose in the “Principal investment strategies” section in the prospectus. (page 22)

	Response:	The Fund has removed the relevant sentence in response to the Staff’s comment. The Fund confirms that securities lending will not be a principal investment strategy.

General Comments

17.	Comment:	Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

	Response:	The Fund confirms that all information that is currently in brackets or missing in the Registration Statement will be included in one or more future pre-effective amendments to the Fund’s Registration Statement for Staff review prior to seeking effectiveness.

18.	Comment:	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. Please also tell us whether the registrant is relying on no-action relief. The staff may have additional comments.

	Response:	The Fund confirms that it has not submitted and does not expect to submit any exemptive applications or no-action requests in connection with the Fund’s Registration Statement.

19.	Comment:	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

	Response:	The Fund will separately file Pre-Effective Amendment No. 1 to the Registration Statement reflecting the revisions referenced herein.

Please call the undersigned at (202) 373-6599 or Jeremy Kantrowitz at (617) 951-8458 with any questions.

Sincerely,

/s/ Mana Behbin

Mana Behbin